UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Approval of Merger Agreement between Hyundai Securities and KB Investment & Securities

On December 15, 2016, each of Hyundai Securities Co., Ltd. (“Hyundai Securities”) and KB Investment & Securities Co., Ltd. (“KB Investment & Securities”) held a meeting of shareholders, at which meeting a merger agreement providing for the merger of KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity (the “Merger”), was approved.

KB Financial Group Inc. (“KB Financial Group”) is the sole shareholder that owns 100% of the issued shares of both Hyundai Securities, the surviving entity following the Merger, and KB Investment & Securities, the non-surviving entity following the Merger. The expected date of the Merger is December 30, 2016.

For further details regarding the Merger, please refer to the Report of Material Event (Decision on the Merger of Wholly-Owned Subsidiaries of KB Financial Group) furnished under cover of Form 6-K on November 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 15, 2016	By: /s/ Jungsoo Huh
(Signature)

Name: Jungsoo Huh
Title: Senior Managing Director